UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC  File  Number  0-12440

                                                      CUSIP  Number  303040 10 9

Form  10-Q  SB     For  Period  Ended:  December  31,  1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  --  REGISTRANT  INFORMATION

Full  Name  of  Registrant:

                           FACIT GROUP HOLDINGS, INC.

Former  Name  if  Applicable:

Address  of  Principal  Executive  Office  (Street  and  Number):
City,  State  and  Zip  Code:

                            One Riverway, Suite 1700
                                Houston, TX 77056


                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a)  The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense;

          [X]       (b)  The  subject   annual   report,   semi-annual   report,
                         transition  report on Form 10-K, Form 20-F,  11-K, Form
                         N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant ceased business operations and disposed of its operating subsidiaries effectively November 6, 1997. In October 1998, Registrant completed a reorganization changing its name, redomiciling to the state of Nevada, and effecting a 1 for 4 reverse split of its $.001 par value common stock. Registrant presently employs no personnel and review of all financial statement items will not be completed in time to finish preparation of report.


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     M.  Stephen  Roberts     713-961-2696

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [    ]  Yes  [  X  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [    ]  Yes  [  X  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           FACIT GROUP HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February  12,  1999                    By  /S/  M.  Stephen  Roberts
                                                  -------------------------
                                                       M.  Stephen  Roberts
                                                       President